                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                                Cima Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.1 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   171796105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Johnathan B. Levy
                          Lindquist & Vennum P.L.L.P.
                                4200 IDS Center
                             80 South Eight Street
                          Minneapolis, Minnesota 55402
                           Telephone: (612) 371-3211
                           Fax Number: (612) 371-3207
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 23, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 171796 10 5              13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Raymond A. Lipkin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

         PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Raymond A. Lipkin is a citizen of the United States.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    471,600
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    93,500
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    471,600
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    93,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         565,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.20%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       IN
--------------------------------------------------------------------------------

CUSIP NO. 171796 10 5              13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Deborah A. Lipkin IRA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

         PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Deborah A. Lipkin IRA was organized in the State of Minnesota.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    6,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    6,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .05%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       OO
--------------------------------------------------------------------------------

CUSIP NO. 171796 10 5              13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Deborah A. Lipkin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

         PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Deborah A. Lipkin is a citizen of the United States.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                       0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                     15,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                       0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                     15,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     15,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       IN
--------------------------------------------------------------------------------

CUSIP NO. 171796 10 5              13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Caroline M. Lipkin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

         PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Caroline M. Lipkin is a citizen of the Untied States.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                     14,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                      -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                     14,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     14,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .12%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       IN
--------------------------------------------------------------------------------

CUSIP NO. 171796 10 5              13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Koloa Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

         PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Koloa Limited Partnership is an entity formed under the laws of the State of Minnesota.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                     56,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                      -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                     56,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     56,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .52%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       PN
--------------------------------------------------------------------------------

CUSIP NO. 171796 10 5              13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Caroline M. Lipkin IRA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

         PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Caroline M. Lipkin was organized in the State of Minnesota.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                     1,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                      -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                     1,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     .009%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       OO
--------------------------------------------------------------------------------

CUSIP NO. 171796 10 5              13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Katherine A. Kinnaman IRA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

         PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

         Katherine A. Kinnaman IRA was organized in the State of Minnesota
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                     1,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                      -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                     1,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     .009%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       OO
--------------------------------------------------------------------------------

ITEM 1.       Security and Issuer

              This statement relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of CIMA Labs, Inc., a Delaware Corporation (the "Issuer"), whose principal executive offices are located at 10000 Valley View Road, Eden Prairie, Minnesota 55344-9361.

ITEM 2.       Identity and Background

              (a)     Name:  This statement is being filed by Raymond A. Lipkin.

              (b) Residence Address: Mr. Lipkin's address is 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

              (c) Principal Occupation: Mr. Lipkin is retired. He was previously employed as an investment advisor.

              (d) Criminal Convictions: During the last five years, Mr. Lipkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

              (e) Civil Proceedings: During the last five years, Mr. Lipkin has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

              (f)     Citizenship: Mr. Lipkin is a citizen of the United States.

              Identity and Background - Reporting Persons Holding Less than 5% of the Issuer's Outstanding Shares

Deborah A. Lipkin IRA

              (a)     Name: Deborah A. Lipkin IRA.

              (b) Residence Address: c/o Raymond A. Lipkin, 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

              (c)     Principal Occupation: N/A

              (d)     Criminal Convictions: None

              (e)     Civil Proceedings: None

              (f) Citizenship: Deborah A. Lipkin IRA was organized in the State of Minnesota.

Deborah A. Lipkin

              (a)     Name: Deborah A. Lipkin

              (b) Residence Address: c/o Raymond A. Lipkin, 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

              (c)     Principal Occupation: Homemaker

              (d)     Criminal Convictions: None

              (e)     Civil Proceedings: None

              (f) Citizenship: Deborah A. Lipkin is a citizen of the United States.

Caroline M. Lipkin IRA

              (a)     Name:  Caroline M. Lipkin IRA

              (b) Residence Address: c/o Raymond A. Lipkin, 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

              (c)     Principal Occupation:  N/A

              (d)     Criminal Convictions:  None

              (e)     Civil Proceedings:  None

              (f) Citizenship: Caroline M. Lipkin IRA was organized in the State of Minnesota.

Caroline M. Lipkin

              (a)     Name: Caroline M. Lipkin

              (b) Residence Address: c/o Raymond A. Lipkin, 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

              (c)     Principal Occupation: Ms. Lipkin is a photographer.

              (d)     Criminal Convictions: None

              (e)     Civil Proceedings: None

              (f) Citizenship: Caroline M. Lipkin is a citizen of the United States.

Koloa Limited Partnership

              (a)     Name:  Koloa Limited Partnership

              (b) Address: c/o Raymond A. Lipkin, 161 Ferndale Avenue South, Wayzata, Minnesota 55391

              (c)     Principal Business: Family partnership organized in
                      Minnesota

              (d)     Criminal Convictions:  None

              (e)     Civil Proceedings:  None

Katherine A. Kinnaman

              (a)     Name:  Katherine A. Lipkin

              (b) Residence Address: c/o Raymond A. Lipkin, 161 Ferndale Avenue South, Wayzata, Minnesota 55391

              (c)     Principal Occupation: Homemaker

              (d)     Criminal Convictions:  None

              (e)     Civil Proceedings:  None

              (f) Citizenship: Katherine A. Kinnaman is a citizen of the United States

Katherine A. Kinnaman IRA

              (a)     Name:  Katherine A. Kinnaman IRA

              (b) Residence Address: c/o Raymond A. Lipkin, 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

              (c)     Principal Occupation:  N/A

              (d)     Criminal Convictions:  None

              (e)     Civil Proceedings:  None

              (f) Citizenship: Katherine A. Kinnaman IRA was organized in the State of Minnesota.

ITEM 3.       Source And Amount of Funds or Other Consideration

              Mr. Lipkin acquired 20,000 shares of Common Stock of the Issuer on August 23, 2000 through a margin account at the brokerage firm of Dain Rauscher. The total purchase price was $489,576, all of which is subject to a margin balance at Dain Rauscher. Also on August 23, 2000, Mr. Lipkin acquired 15,000 shares of Common Stock of the issuer through an account at Merrill Lynch. The total purchase price for this acquisition was $367,959, of which $300,000 is subject to a margin balance at Merrill Lynch.

ITEM 4.       Purpose of Transaction

              All of the reporting persons named herein have acquired the securities described in Items 1 and 5 for investment purposes.

              All reporting persons hereunder may, from time to time, (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to such persons) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

              None of the reporting persons named herein have present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.       Interest in Securities of the Issuer

              (a) On August 23, 2000, Mr. Lipkin purchased 35,000 shares of Common Stock of the Issuer, which caused his beneficial ownership of shares of the Issuer to exceed 5%. As of the date of this filing, Mr. Lipkin beneficially owns 565,100 shares of Common Stock of the Issuer, representing approximately 5.2% of the outstanding shares. This percentage is based upon 10,862,989 shares of Common Stock outstanding at August 10, 2000, as reported by Issuer's Chief Financial Officer.

              (b) As of August 30, 2000, the reporting persons hereunder own the following shares of Common Stock of the Issuer:

                                                              Shares                Percentage of
                         Name                                 Owned              Outstanding Shares
                         ----                                 -----              ------------------
                      Raymond A. Lipkin                         471,600                    5.2%
                      Koloa Limited Partnership                  56,500                    .52%
                      Deborah A. Lipkin IRA                       6,000                    .05%
                      Deborah A. Lipkin (JT)                     15,000                    .13%
                      Caroline Lipkin IRA                         1,000                   .009%
                      Caroline M. Lipkin                         14,000                    .12%
                      Katherine A. Kinnaman IRA                   1,000                   .009%

                      This report is being filed with respect to the foregoing shares of Common Stock of the Issuer, of which (i) 471,600 shares are held by Mr. Lipkin directly, in his Simplified Employee Pension ("SEP") account or in his Individual Retirement Account ("IRA") and are subject to his sole voting and dispositive power, (ii) 15,000 shares are held jointly with Mr. Lipkin's spouse and with respect to which Mr. Lipkin has shared voting and dispositive power, (iii) 56,500 shares are held by Koloa Limited Partnership, a family partnership in which Mr. Lipkin and his spouse are general partners and Mr. Lipkin is the managing partner with shared voting and dispositive power, and (iv) 22,000 shares are held by or on behalf of the family members other than Mr. Lipkin identified above and with respect to which Mr. Lipkin has management and shared voting power. Mr. Lipkin disclaims beneficial ownership with respect to all but the 471,600 shares over which he has sole voting and dispositive power, 71,500 shares held jointly with Mrs. Lipkin and his proportionate interest in the family partnership. With the exception of Mr. Lipkin, all reporting persons hereunder disclaim beneficial ownership of shares held by others.

              (c) Transactions in the Common Stock of the Issuer effected by Mr. Lipkin in the last 60 days are described on the attached Appendix A and incorporated herein by reference. All such transactions were purchases effected in the open market. Other than as identified on Appendix A, the reporting persons hereunder have not effected any transactions in the Common Stock of the Issuer during the past sixty days.

              (d)     Not applicable.

              (e)     Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              Mr. Lipkin has an understanding with certain family members described in Items 5(b) and (d) above for management of their respective holdings of the Common Stock of the Issuer. Other than these arrangements, Mr. Lipkin does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.


ITEM 7.       Materials to be filed as Exhibits

              Appendix A - Transactions in Securities of the Issuer
              Exhibit 1 Joint Filing Agreement
              Exhibit 2 Margin Loan Agreement with Dain Rauscher
              Exhibit 3 Margin Loan Agreement with Merrill Lynch.

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


September 1, 2000                   /s/ Raymond A. Lipkin
                                    -------------------------------------
                                    Raymond A. Lipkin

September 1, 2000                   Raymond A. Lipkin IRA

                             By:    /s/ Raymond A. Lipkin
                                    -------------------------------------
                                    Raymond A. Lipkin

September 1, 2000                   Raymond A. Lipkin SEP

                             By:    /s/ Raymond A. Lipkin
                                    -------------------------------------
                                    Raymond A. Lipkin

September 1, 2000                   Deborah A. Lipkin IRA

                             By:    /s/ Deborah A. Lipkin
                                    -------------------------------------
                                    Deborah A. Lipkin

September 1, 2000                   Katherine A. Kinnaman IRA

                             By:    /s/ Katherine A. Kinnaman
                                    -------------------------------------
                                    Katherine A. Kinnaman

September 1, 2000            By:    /s/ Katherine A. Kinnaman
                                    -------------------------------------
                                    Katherine A. Kinnaman

September 1, 2000                   /s/ Caroline M. Lipkin
                                    -------------------------------------
                                    Caroline M. Lipkin

September 1, 2000                   Koloa Limited Partnership

                             By:    /s/ Raymond A. Lipkin
                                    -------------------------------------
                                    Raymond A. Lipkin, Managing Partner

September 1, 2000                   Caroline M. Lipkin IRA

                             By:    /s/ Caroline M. Lipkin IRA
                                    -------------------------------------
                                    Caroline M. Lipkin

                                   APPENDIX A

                 Transactions in Securities of Cima Labs, Inc.

 (Shares of Common Stock of the Issuer purchased directly by Raymond A. Lipkin)


                               No. of Shares Purchased                Total
       Date                     in the Last Sixty Days           Purchase Price
       ----                     ----------------------           --------------
       August 23, 2000                   20,000                      $490,600
       August 23, 2000                   15,000                      $367,959

       Total                             35,000                      $858,559

                                    EXHIBIT 1
                                 TO SCHEDULE 13D

                             JOINT FILING AGREEMENT

         The undersigned parties hereby agree that this Schedule 13D relating to securities of CIMA Labs, Inc. shall be filed on behalf of each of them.



September 1, 2000                   /s/ Raymond A. Lipkin
                                    -------------------------------------
                                    Raymond A. Lipkin

September 1, 2000                   Raymond A. Lipkin IRA

                             By:    /s/ Raymond A. Lipkin
                                    -------------------------------------
                                    Raymond A. Lipkin

September 1, 2000                   Raymond A. Lipkin SEP

                             By:    /s/ Raymond A. Lipkin
                                    -------------------------------------
                                    Raymond A. Lipkin

September 1, 2000                   Deborah A. Lipkin IRA

                             By:    /s/ Deborah A. Lipkin
                                    -------------------------------------
                                    Deborah A. Lipkin

September 1, 2000                   Katherine A. Kinnaman IRA

                             By:    /s/ Katherine A. Kinnaman
                                    -------------------------------------
                                    Katherine A. Kinnaman

September 1, 2000            By:    /s/ Katherine A. Kinnaman
                                    -------------------------------------
                                    Katherine A. Kinnaman

September 1, 2000                   /s/ Caroline M. Lipkin
                                    -------------------------------------
                                    Caroline M. Lipkin

September 1, 2000                   Koloa Limited Partnership

                             By:    /s/ Raymond A. Lipkin
                                    -------------------------------------
                                    Raymond A. Lipkin, Managing Partner

September 1, 2000                   Caroline M. Lipkin IRA

                             By:    /s/ Caroline M. Lipkin IRA
                                    -------------------------------------
                                    Caroline M. Lipkin

                                                                       EXHIBIT 2

[DAIN RAUSCHER LOGO]
                      CLIENT MARGIN                                    -- -- -- --     -- -- -- -- -- -- -- --        -- -- -- --
                      ACCOUNT AGREEMENT                                  Firm ID            Account Number                 IE #
                      AND APPLICATION,  page 1 of 3
------------------------------------------------------------------------------------------------------------------------------------

THIS AGREEMENT CONSISTS OF THREE PAGES.  I HAVE READ AND UNDERSTAND THE TERMS OF THIS AGREEMENT.

BY SIGNING THIS AGREEMENT I ACKNOWLEDGE THAT:

1. MY SECURITIES MAY BE LOANED TO YOU OR LOANED TO OTHERS AS PROVIDED UNDER SEC RULE 15c3-3 AND OTHER APPLICABLE LAW.

2. I HAVE RECEIVED A COPY OF THIS AGREEMENT.

THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE ON PAGE 3 AT PARAGRAPH 13

------------------------------------------------------------------------------------------------------------------------------------
   Name & Address of Account






------------------------------------------------------------------------------------------------------------------------------------
   Client Signature (or authorized person if applicable)     Date        Signature of Second Party (if a joint account)      Date
  X /s/ Raymond A. Lipkin                              April 17, 1998    X
------------------------------------------------------------------------------------------------------------------------------------
   Printed Name from Signature Above                                     Printed Name from Signature Above

------------------------------------------------------------------------------------------------------------------------------------
   Title, if applicable (e.g., President, Partner, Trustee, Custodian)   Title, if applicable (e.g., President, Partner, Trustee,
                                                                                               Custodian)
------------------------------------------------------------------------------------------------------------------------------------
   Telephone Number, Including Area Code                                  Telephone Number, Including Area Code

------------------------------------------------------------------------------------------------------------------------------------
   Occupation                                                             Occupation

------------------------------------------------------------------------------------------------------------------------------------
   Employer                                                               Employer
------------------------------------------------------------------------------------------------------------------------------------
                                                         For office use only
------------------------------------------------------------------------------------------------------------------------------------
   Investment Executive Signature                             Date        Branch Manager Signature                          Date
   /s/ Suzy Bookstein                                       4/20/98       /s/ Wade Massad
------------------------------------------------------------------------------------------------------------------------------------


TO:  DAIN RAUSCHER INCORPORATED (DAIN RAUSCHER)

In consideration of your continuing or now and hereafter opening an account or accounts for the purchase and sale of securities and commodities for me, in my name, I agree that all transactions with respect to any such account shall be subject to the following terms:

1. STATUS OF DAIN RAUSCHER INCORPORATED AS BROKER. In purchasing or selling securities and commodities for me you shall act as my agent unless you notify me in writing prior to the settlement date or make the necessary disclosure on the confirmation that you are acting as a dealer for your own account or as an agent for some other party.

2. STATUS OF DAIN RAUSCHER AS A SELF - CLEARING FIRM. I understand that Dain Rauscher is a self-clearing broker dealer and as such carries my account and clears and settles all trades in my account. As used in this agreement, the terms "you", "your" and other terms having a similar meaning shall be deemed to refer to Dain Rauscher.

3. APPLICABLE RULES AND STATUTES. All transactions made for me under this agreement shall be subject, where applicable, to the provisions of the Securities Exchange Act of 1934 and the Commodity Exchange Act, to all rules and regulations of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System and the Commodity Futures Trading Commission. They also shall be subject to the rules and regulations, customs and usages of the exchange or market where my orders are executed, as the same may be amended or supplemented from time to time.

4. DESIGNATION OF ORDERS/SHORT SALES. Every order I give you for the sale or purchase of securities or commodities contemplates an actual sale or purchase. I will deliver to you securities or commodities to cover all my sale orders and will receive and pay for on your demand all securities and commodities covered by my purchase orders. If I fail to deliver to you any securities or commodities which you have sold pursuant to my order, you are authorized to borrow the securities or commodities necessary to make delivery thereof, and in the event of your inability to borrow or otherwise obtain the commodities or securities, I shall be responsible for any loss you may sustain thereby. You shall have a reasonable time to deliver to me any securities or commodities which you have purchased for my account and for which I have paid in full. I understand that in the case of a short sale (delivery of borrowed shares), the short transaction may at any time be terminated by purchasing back the shares if the borrowed shares are recalled by the lender or otherwise become unavailable. Furthermore, I understand that you will not be responsible for any losses sustained by me as a result of short sale strategies that were terminated due to unavailable shares.

                              continued on page # 2

DAIN RAUSCHER CLIENT MARGIN AGREEMENT  PAGE 2 OF 3

5. GRANT OF SECURITY INTEREST AND AUTHORITY TO PLEDGE. All monies, securities, commodities and other property of mine which you may at any time be holding or carrying for me (whether individually or jointly with others) shall be subject to a security interest in your favor as security for all of my obligations to you. At any time or from time to time at your discretion, without notice to me, you may apply or transfer any and all monies, securities, commodities and other property of mine out of and into any of my accounts with you (other than from regulated commodity accounts). You may pledge, repledge, hypothecate and rehypothecate any and all of my securities, commodities or other property which you may be holding or carrying for me (whether individually or jointly with others), to secure an amount equal to the amount due from me to you or a greater or lesser amount. You may do this without having in your possession or subject to your control other securities or commodities of the same kind and amount. You may also do this with my securities or commodities alone, or with my securities and commodities and those held by you for other clients, in which case my securities or commodities may be commingled with those held for other clients. You shall not be required to deliver to me the securities or commodities deposited or received but shall be required to deliver to me only securities and commodities of the same kind and amount.

6. MARGIN INTEREST RATE INFORMATION AND CREDIT DISCLOSURE. I will pay interest on all credit extended to me or maintained for me by you for the purpose of purchasing, carrying or trading in securities or commodities or otherwise, computed on the basis of a 360 day year at an annual rate which will vary depending upon the size of my debit balance at the time the interest computation is made in accordance with your margin interest schedule, receipt of which is acknowledged. In any case, the annual rate of interest will be at least 1/2 of 1% above the Base Lending Rate, provided that in no event will the interest charge exceed that allowed by the substantive law of the State of Minnesota. I will also pay interest on the proceeds of sales paid to me prior to settlement date and interest on proceeds paid for securities which were not in good delivery. I will pay other charges as you may make to cover your facilities and extra services.

All amounts advanced and other balances due, together with interest and commissions, shall be due and payable on demand. I will at all times maintain such margins as you may require from time to time. You will not be liable to pay me interest on any credit balances owed me by you but all free credit balances in my accounts with you (except short accounts) shall be used to offset debit balances on which interest accrues.

The rate of interest charged to my account is equal to the Base Lending Rate plus a sliding scale of percentages according to the size of your debit balance. The Base Lending Rate is internally determined using Broker Call, Prime Rate as determined by commercial banks utilized by Dain Rauscher, Fed Funds, Dain Rauscher's cost of funds, and other commercially recognized rates of interest. These rates vary according to market conditions and Dain Rauscher reserves the right to determine which rates, or combination of rates, will apply. The rates of interest charged to my margin account will be determined in accordance with the following schedule:


    MARGIN DEBIT BALANCE      PERCENTAGE OVER BASE LENDING RATE        INTEREST RATE(*)
    --------------------      ---------------------------------        ----------------
     $0 to $24,999                              2.75%                           10.25%
     $25,000 to $49,999                         2.25%                            9.75%
     $50,000 to $74,999                         1.75%                            9.25%
     $75,000 to $99,999                        1.375%                           8.875%
     $100,000 to $249,999                      1.125%                           8.625%
     $250,000 and over                          1.00%                            8.50%


(*) Based on the 7.0% Base Lending Rate effective 12/16/98


Dain Rauscher reserves the right, under certain circumstances, to charge my account with an interest rate higher than the above rates. In making this determination, factors such as account activity or purpose of borrowing will be considered.

The rate of interest will change without prior notice in accordance with changes in the Base Lending Rate. If my interest is to be increased for any other reason, I will be provided with at least 30 days written notice prior to the effective date of such change.

Interest is charged on a daily basis and each day's interest is accumulated into a monthly total. However, if a rate change occurs during an interest period, the accrued interest to the date of such change will be posted to my account immediately after the date of such change.

Each month in which there has been activity in my account, I will receive my regular monthly statement, which will include a Statement of Interest Charged. My regular monthly statement will cover a calendar month and will show each transaction as of the trade date. The Statement of Interest Charged will show the period during which interest was charged to my account (the interest period) and will calculate interest from the settlement date for each transaction. The interest period will begin prior to the beginning of the calendar month covered by my monthly statement. Accordingly, in order to check the calculation of interest charged to my account, it may be necessary to refer to both my prior and current month's statements. The monthly Statement of Interest Charged will show:

         (a) The current rate charged to me and any changes in the interest rate during the interest period.

         (b)      The beginning and closing balances.

         (c) The daily net balance of all transactions. This figure is obtained by adding the daily closing settlement balances in all general accounts. The net balance in any given account will be determined by adding the open balance, if any, to any debits created by purchases by me or payments to you and subtracting any credits created by sales or payments from me.

         (d) Any free credit balance in my cash account which reduces the daily net debit balance.

         (e) Any marked-to-the-market adjustments. Short sale credits are offset by similar debits inasmuch as Dain Rauscher must borrow the same security in order to deliver it to the buyer. Accordingly, the credit generated by any short sales does not reduce the debit balance for purposes of computing interest until the short position is covered. If the shorted security appreciates in market price over the selling price, interest will be charged on the appreciation of the value. If the shorted security declines in price, interest will be reduced by the drop in value. This practice of adjusting the credit balance to correspond to the market value of the securities sold short is known as "marking-to-the market".

         (f)      The number of days my account had a balance.

         (g)      The adjusted daily debit balance on which interest is charged.

         (h)      The amount of interest, based upon the following formula:




                     Adjusted Debit Balance                   Rate                    Number of Days
                     ----------------------        x         ------         x         --------------
                                1                              100                           360

         (i)      Total interest charged for the period.


If there is a decline in the market value of the securities which are collateral for my indebtedness to you, it may be necessary for you to request additional margin. Ordinarily, the request for additional margin will be made when the equity in the account falls below 30% of the market value of all securities in the account. (The equity is the excess market value of the securities in the account over the debit balance.) However, in all instances you retain the right to require additional margin at any time you deem it advisable. These margin calls can be met by delivery of either additional securities or cash.

                             continued on page # 3

DAIN RAUSCHER CLIENT MARGIN AGREEMENT   PAGE 3 OF 3

7. AUTHORITY TO SELL, LIQUIDATE OR CANCEL. We shall have the right to require additional collateral or to liquidate any securities or any other property whenever in our sole discretion we consider it necessary for our protection including, but not limited to, the following:

     -    The margin in my account does not meet your requirements.
     - A petition in bankruptcy or for the appointment of a receiver has been filed by or against me.
     -    In the event of my death.

In the event of any of the above occurrences, you are authorized to:

     -    Close out any margin accounts.
     - Buy any and all securities and commodities which may be short in such accounts.
     -    Close any or all outstanding contracts.
     - Reduce or satisfy any indebtedness of mine to you by selling, at public or private sale, any or all of my securities, commodities or other property which may be in your possession or under your control.

All of the above may be done without advertising the same and without prior tender or notice to or demand upon me. Notwithstanding the previous sentence, if any of the securities or other property subject to this agreement are not of a type customarily sold in a recognized market and advance notice to me of the liquidation of such securities or other property is required by law, I agree that notice mailed to me at my most recent address contained in your records ten days before you take any such action is adequate notice. Sales or purchases may be made at your discretion on any exchange or other market where such business is usually transacted or at public auction or private sale, and you may be the purchaser for your own account. No specific tender, demand or notice, nor any failure on your part to exercise such right to reduce or satisfy any such indebtedness, shall invalidate the waiver of tender, demand and notice herein contained. After deducting all costs and expenses of such sales and purchases, including commissions and stamp taxes, you shall apply the net proceeds to the payment of my obligations to you and I shall remain liable for any deficiency remaining in such accounts. I also agree to pay all reasonable costs of collection including, but not limited to, attorney's fees which you may incur.

8. DISCLOSURES REGARDING LIQUIDATIONS. I clearly understand that notwithstanding a general policy of giving me notice of margin deficiency, you are not obligated to do so. There may be circumstances which will necessitate the liquidation of securities and/or other property in my account without notice to me to ensure that minimum maintenance requirements are satisfied.

9. CONFIRMATIONS AND STATEMENTS. I agree to notify you immediately upon receipt of my confirmation and/or monthly statement of any errors or misunderstandings with respect to my account. Unless I immediately object, verbally and in writing, confirmations of transactions and statements for my account shall be binding to me.

10. COMMUNICATIONS. Notices and communications may be sent to me at my address given above or at such other address as I may hereafter give you in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to me personally whether actually received or not.

11. REPRESENTATIONS BY CLIENT. By signing above, I hereby represent that I am of legal age, and that I am not an employee of any exchange, or of any corporation of which any exchange owns a majority of the capital stock, or of a member of any exchange, or of a member firm or member corporation registered on any exchange, or of a bank, trust company, insurance company or of any corporation, firm or individual engaged in the business of dealing, either as a broker or as principal, in securities, bills of exchange, acceptances or other forms of commercial paper, and that I will promptly notify you in writing if I am now or will become so employed. I also represent that no other person has an interest in my account or accounts with you.

12. CLIENT'S OBLIGATION. In the interest of better customer service and for our mutual protection, I agree to immediately report any trades or transactions that were executed without my authorization; any transactions which are not properly reflected on my confirmation or monthly statement; any other activities or omissions by you or your agents or employees that I believe to be improper. Such communication will be directed to the Branch Manager of the branch office where my account is maintained.

13. AGREEMENT TO ARBITRATE CONTROVERSIES. I understand that this agreement contains a pre-dispute arbitration clause and that:

     1)   Arbitration is final and binding on the parties.
     2) The parties are waiving their right to seek remedies in court, including the right to a jury trial.
     3) Pre-arbitration discovery is generally more limited than and different from court proceedings.
     4) The arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.
     5) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry

The client agrees that any controversy arising out of or relating directly or indirectly to this Agreement, or any investment by the hereunder, or with respect to transactions of any kind executed by or with Dain Rauscher, its officers, directors, agents, employees, affiliate, or with respect to this Agreement or any other agreements entered in to with Dain Rauscher relating to the Accounts with Rauscher or the breach thereof, shall be settled by arbitration pursuant to the Federal Arbitration Act and in accordance with the then in effect, of the National Association of Securities Dealers, Inc. ("NASD") or the New York Stock Exchange, Inc., as the Client may elect. If the Client does not make the above election by registered mail addressed to Dain Rauscher at its main office within 10 days after demand by Dain Rauscher that the Client make such election, then Dain Rauscher shall have the right to elect the arbitration tribunal of its choice. Notice preliminary to, in conjunction with or incident to arbitration, may be sent to the Client by mail and personal service is hereby waived. Judgement upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration against any who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with to any claims encompassed by the putative class action until: (i) the request for class certification is denied; (ii) the class is decertified; or (iii) the client is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute waiver of any rights under this Agreement except to the extent stated herein.

14. AMENDMENTS/SEVERABILITY. No provision of this agreement may be waived or amended except in writing and signed by an authorized officer of Dain Rauscher. I agree that you may amend this agreement upon written notice to me. This agreement shall be continuous and shall survive any temporary or intermittent closing out or reopening of any account with you and shall transfer to and be binding upon your successors and assigns and my administrators, executors and assigns. If any provision or condition of this agreement is held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, such invalidity or unenforceability shall attach only to such provision or condition. The validity of the remaining provisions or conditions shall not be affected thereby and this agreement shall be carried out as if any such invalid or unenforceable provision or condition were not contained herein.

15. RECORDING OF TELEPHONE CONVERSATIONS. For our mutual protection and to avoid misunderstandings, I understand that you and your employees or agents may from time to time record our telephone conversations by electronic recording equipment.

16. GOVERNING LAW. Except as otherwise provided in paragraph 13, this agreement and its enforcement will be governed by the laws of the State of Minnesota.

17. HEADINGS ARE DESCRIPTIVE. The heading of each provision hereof is for descriptive purposes only and shall not be deemed to modify or qualify any of the rights or obligations set forth in each such provision.

                                                                       EXHIBIT 3



MERRILL LYNCH CLIENT RELATIONSHIP AGREEMENT

CLIENT

CLIENT 1 NAME:                       CLIENT 2 NAME:
              ---------------------                -----------------------------

SOCIAL SECURITY #                    SOCIAL SECURITY #
                 ------------------                    -------------------------

MAILING ADDRESS                      MAILING ADDRESS
                -------------------                  ---------------------------

CITY, STATE, ZIP CODE                CITY, STATE, ZIP CODE
                      -------------                        ---------------------

CMA                        CLIENT 1         CLIENT 2          JOINT ACCT                                  ACCT #
---                                                           IF OTHER, SPECIFY

1st Account
                           --------         --------          ------------------      ----------------------------------------------

2nd Account
                           --------         --------          ------------------      ----------------------------------------------

3rd Account
                           --------         --------          ------------------      ----------------------------------------------

CUSTODIAL                      Minor's Name         Minor's Soc. Sec. #                Acct #
---------

1st Custodial Acct
                               ---------------------------------------------------------------------------------------------

2nd Custodial Acct
                               ---------------------------------------------------------------------------------------------

3rd Custodial Acct
                               ---------------------------------------------------------------------------------------------

RETIREMENT        (If you are opening a retirement account now, please complete below)
----------
                                                                                        Account #
Retirement Acct Client 1
                            --------------    -----------------    ----------------     ------------------------------------
Retirement Acct Client 2
                            --------------    -----------------    ----------------     ------------------------------------
Retirement Acct Client 3
                            --------------    -----------------    ----------------     ------------------------------------

*DESIGNATING A BENEFICIARY HAS IMPORTANT TAX CONSEQUENCES. WE URGE YOU TO CONSULT WITH YOUR ATTORNEY OR OTHER TAX ADVISOR BEFORE COMPLETING THIS SECTION. I HEREBY DESIGNATE THE PERSON NAMED BELOW AS PRIMARY BENEFICIARY TO RECEIVE PAYMENT OF THE BALANCE OF THE ACCOUNT UPON MY DEATH.

**IF THERE IS NO PRIMARY BENEFICIARY AT THE TIME OF DEATH, I HEREBY SPECIFY THAT THE BALANCE IS TO BE DISTRIBUTED TO MY CONTINGENT BENEFICIARIES LISTED BELOW.

CLIENT 1 BENEFICIARIES     FOR A RETIREMENT ACCOUNT
----------------------     ------------------------
                                    Birthdate                 Soc Sec #             Relationship           Saving %
1.
    ------------------     ------------------------        ----------------       -------------------  ------------------

2.
    ------------------     ------------------------        ----------------       -------------------  ------------------

3.
    ------------------     ------------------------        ----------------       -------------------  ------------------


1.
    ------------------     ------------------------        ----------------       -------------------  ------------------

2.
    ------------------     ------------------------        ----------------       -------------------  ------------------

3.
    ------------------     ------------------------        ----------------       -------------------  ------------------

CLIENT 2 BENEFICIARIES     FOR A RETIREMENT ACCOUNT
----------------------     ------------------------
CLIENT 1 BENEFICIARIES     FOR A RETIREMENT ACCOUNT
----------------------     ------------------------
                                    Birthdate                 Soc Sec #             Relationship           Saving %
1.
    ------------------     ------------------------        ----------------       -------------------  ------------------

2.
    ------------------     ------------------------        ----------------       -------------------  ------------------

3.
    ------------------     ------------------------        ----------------       -------------------  ------------------

1.
    ------------------     ------------------------        ----------------       -------------------  ------------------

2.
    ------------------     ------------------------        ----------------       -------------------  ------------------

3.
    ------------------     ------------------------        ----------------       -------------------  ------------------


TAX CERTIFICATION AND ACKNOWLEDGMENTS

Under penalties of perjury, I certify:
1. That the taxpayer identification number I have shown on this form is my correct tax payer identification number; and
2. That I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest and dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding. I understand that I must cross out item (2) above if I have been notified by the IRS that I am subject to backup withholding because I have failed to report all interest and dividends on my tax return.

BY SIGNATURE BELOW, I AGREE TO THE MERRILL LYNCH CLIENT RELATIONSHIP AGREEMENT ON THE REVERSE SIDE AND THAT IF ANY SECURITIES ACCOUNT IS ESTABLISHED WITH THE INVESTOR CREDIT LINE (MARGIN) SERVICE, PURSUANT TO PARAGRAPH 6 OF THE CLIENT RELATIONSHIP AGREEMENT AND THE APPLICABLE PARAGRAPH OF THE SECURITIES ACCOUNT AGREEMENT, CERTAIN OF MY SECURITIES MAY BE LOANED TO YOU OR LOANED OUT TO
OTHERS: THAT IN ACCORDANCE WITH PARAGRAPH 11 OF THE CLIENT RELATIONSHIP AGREEMENT, I AM AGREEING IN ADVANCE TO ARBITRATE ANY CONTROVERSIES THAT MAY ARISE WITH YOU: AND THAT YOU ARE AUTHORIZED TO CHANGE ANY MONEY ACCOUNT AND TO REDEEM AND/OR WITHDRAW SHARES AND/OR FUNDS IN THE PRIOR MONEY ACCOUNT FOR REINVESTMENT IN THE NEW MONEY ACCOUNT.

THE INTERNAL REVENUE SERVICE DOES NOT REQUIRE MY CONSENT TO ANY PROVISION OF THIS DOCUMENT OTHER THAN THE CERTIFICATIONS REQUIRED TO AVOID BACKUP WITHHOLDING.


------------------------------------------------------------------------------
Signature               Date             Title (for special accounts/trustee)


------------------------------------------------------------------------------
Signature               Date             Title (for special accounts/co-trustee)

The Investor Creditline Service Client Agreement Note CMA, CBA and WCMA clients who have already signed this agreement need not return this form.

IN CONSIDERATION OF YOUR ACCEPTING AND CARRYING ONE OR MORE ACCOUNTS FOR THE UNDERSIGNED, THE UNDERSIGNED HEREBY CONSENTS AND AGREES THAT:

APPLICABLE RULES AND REGULATIONS
1. All transactions shall be subject to the constitution, rules, regulations, customs and usages of the exchange or market and its clearinghouse, if any, on which such transactions are executed by you (Merrill Lynch, Pierce, Fenner & Smith Incorporated) or your agents, including your subsidiaries and affiliates.

DEFINITION
2. For purposes of this agreement, "securities and other property" shall include, but not be limited to, money, securities, financial instruments and commodities of every kind and nature and all contracts and options relating thereto, whether for present or future delivery.

COLLATERAL REQUIREMENTS AND CREDIT CHARGES FOR THE INVESTOR CREDITLINE SERVICE
3. The undersigned will maintain such securities and other property in the accounts of the undersigned for collateral purposes as you shall require from time to time; and the monthly debit balance of such accounts shall be charged, in accordance with your usual custom, with interest at a rate permitted by the laws of the State of New York, it is understood that the interest charge made to the undersigned's account at the close of a charge period will, unless paid, be added to the opening balance for the next charge period and that interest will be charged upon such opening balance, including all interest so added.

SECURITY INTEREST
4. All securities and other property now or hereafter held, carried or maintained by you or by any of your affiliates in your possession or control, or in the possession or control of any such affiliate, for any purpose, in or for any account of the undersigned now or hereafter opened, including any account in which the undersigned may have an interest, shall be subject to a lien for the discharge of all the indebtedness and other obligations of the undersigned to you, and are to be held by you as security for the payment of any liability or indebtedness of the undersigned to you in any of said accounts. You shall have the right to transfer securities and other property so held by you from or to any other of the accounts of the undersigned whenever in your judgment you consider such a transfer necessary for your protection. In enforcing your lien, you shall have the discretion to determine which securities and property are to be sold and which contracts are to be closed.

REPRESENTATIONS AS TO BENEFICIAL OWNERSHIP AND CONTROL
5. The undersigned represents that, with respect to securities against which credit is or may be extended by you: (a) the undersigned is not the beneficial owner of more than three percent (3%) of the number of outstanding shares of any class of equity securities, and (b) does not control, is not controlled by, and is not under common control with, the issuer of any such securities. In the event that any of the foregoing representations are inaccurate or become inaccurate, the undersigned will promptly so advise you in writing.

CALLS FOR ADDITIONAL COLLATERAL - LIQUIDATION RIGHTS
6.  (a) You shall have the right to require additional collateral:

        (1) in accordance with your general policies for the Investor CreditLine service maintenance requirements, such as may be modified, amended or supplemented from time to time; or

        (2) if in your discretion you consider it necessary for your protection at an earlier or later point in time than called for by said general policies; or

        (3) in the event that a petition in bankruptcy or for appointment of a receiver is filed by or against the undersigned; or

        (4) if an attachment is levied against the accounts of the undersigned;
            or

        (5) in the event of the death of the undersigned.

    (b) If the undersigned does not provide you with additional collateral as you may require in accordance with (a)(1) or (2), or should an event described in (a)(3), (4) or (5) occur (whether or not you elect to require additional collateral), you shall have the right:

        (1) to sell any or all securities and other property in the accounts of the undersigned with you or with any of your affiliates, whether carried individually or jointly with others;

        (2) to buy any or all securities and other property which may be short in such accounts; and

        (3) to cancel any open orders and to close any or all outstanding contracts.

You may exercise any or all of your rights under (b)(1), (2) or (3) without further demand for additional collateral, or notice of sale or purchase, or other notice or advertisement. Any such sales or purchases may be made at your discretion on any exchange or other market where such business is usually transacted, or at public auction or private sales; and you may be the purchaser for your own account. It is understood that your giving of any prior demand or call or prior notice of the time and place of such sale or purchase shall not be considered a waiver of your right to sell or buy without any such demand, call or notice as herein provided.

PAYMENT OF INDEBTEDNESS UPON DEMAND
7. The undersigned shall at all times be liable for the payment upon demand of any debit balance or other obligations owing in any of the accounts of the undersigned with you, and the undersigned shall be liable to you for any deficiency remaining in any such accounts in the event of the liquidation thereof, in whole or in part, by you or by the undersigned; and the undersigned shall make payment of such obligations and indebtedness upon demand.

LIABILITY FOR COSTS OF COLLECTION
8. To the extent permitted by the laws of the State of New York, the reasonable costs and expenses of collection of the debit balance and any unpaid deficiency in the accounts of the undersigned with you, including, but not limited to, attorneys' fees incurred and payable or paid by you, shall be payable to you by the undersigned.

PLEDGE OF SECURITIES AND OTHER PROPERTY
9. All securities and other property now or hereafter held, carried or maintained by you in your possession or control in any of the accounts of the undersigned may be pledged and repledged by you from time to time without notice to the undersigned, either separately or in common with other such securities and other property, for any amount due in the accounts of the undersigned, or for any greater amount, and you may do so without retaining in your possession or under your control for delivery a like amount of similar securities or other property.

LENDING AGREEMENT
10. In return for the extension or maintenance of any credit by you, the undersigned acknowledges and agrees that the securities in the undersigned's account, together with all attendant rights of ownership, may be lent to you or lent out to others to the extent not prohibited by applicable laws, rules and regulations. In connection with such securities loans, and in connection with securities loans made to me to facilitate short sales, you may receive and retain certain benefits to which the undersigned will not be entitled. The undersigned understands that, in certain circumstances, such loans could limit the undersigned's ability to exercise voting rights, in whole or part, with respect to the securities lent.

PRESUMPTION OF RECEIPT OF COMMUNICATIONS
11. Communications may be sent to the undersigned at the address of the undersigned or at such other address, as the undersigned may hereafter give you in writing. All communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to the undersigned personally, whether actually received or not.

ACCOUNTS CARRIED AS CLEARING BROKER
12. If you are carrying the account of the undersigned as clearing broker by arrangement with another broker through whose courtesy the account of the undersigned has been introduced to you, then until receipt from the undersigned of written notice to the contrary, you may accept from such other broker, without inquiry or investigation by you (a) orders for the purchase or sale in said account of securities and other property on credit or otherwise and (b) any other instructions concerning said account. You shall not be responsible or liable for any acts or omissions of such other broker or its employees.

AGREEMENT TO ARBITRATE CONTROVERSIES
13.
-   Arbitration is final and binding on the parties
- The parties are waiving their right to seek remedies in court, including the right to jury trial.
- Prearbitration discovery is generally more limited than and different from court proceedings
- The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.
- The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

The undersigned agrees that all controversies which may arise between us, including, but not limited to, those involving any transaction or the construction, performance or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this agreement shall be conducted only before the New York Stock Exchange, Inc., the American Stock Exchange, Inc. or arbitration facility provided by any other exchange of which you are a member, the National Association of Securities Dealers, Inc. or the Municipal Securities Rulemaking Board, and in accordance with its arbitration rules then in force. The undersigned may elect in the first instance whether arbitration shall be conducted before the New York Stock Exchange, Inc., the American Stock Exchange, Inc. or arbitration facility provided by any other exchange of which you are a member, the National Association of Securities Dealers, Inc. or the Municipal Securities Rulemaking Board, and in accordance with its arbitration rules then in force. The undersigned may elect in the first instance whether arbitration shall be conducted before the New York Stock Exchange, Inc., the American Stock Exchange, Inc., other exchanges of which you are a member, the National Association of Securities Dealers, Inc. or the Municipal Securities Rulemaking Board, but if the undersigned fails to make such election, by registered letter or telegram addressed to you at the office where the undersigned maintains the account, before the expiration of five days after receipt of a written request from you to make such election, then you may make such election. Judgment upon the award of arbitrators may be entered in any court, state or federal, having jurisdiction.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any predispute arbitration agreement against nay person who has initiated in court a putative class action, or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

JOINT AND SEVERAL LIABILITY
14. If the undersigned shall consist of more than one person, their obligations under this agreement shall be joint and several.

REPRESENTATION AS TO CAPACITY TO ENTER INTO AGREEMENT
15. The undersigned represents that no one except the undersigned has an interest in the account or accounts of the undersigned with you. If a natural person, the undersigned represents that the undersigned is of full age, is not an employee of any exchange, nor of any corporation of which any exchange owns a majority of the capital stock, nor of a member of any exchange, nor of a member firm or member corporation registered on any exchange, nor of a bank, trust company, insurance company or any corporation, firm or individual engaged in the business of dealing either as broker or as principal in securities, bills of exchange, acceptances or other forms of commercial paper. If any of the foregoing representations is inaccurate or becomes inaccurate, the undersigned will promptly so advise you in writing.

EXTRAORDINARY EVENTS
16. You shall not be liable for loss caused directly or indirectly by government restrictions, exchange or market rulings, suspension of trading, war, strikes or other conditions beyond your control

THE LAWS OF THE STATE OF NEW YORK GOVERN
17. THIS AGREEMENT AND ITS ENFORCEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK; and shall cover individually and collectively all accounts which the undersigned may open or reopen with you; shall inure to the benefit of your successors, whether by merger, consolidation or otherwise, and assigns, and you may transfer the accounts of the undersigned to your successors and assigns; and this agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the undersigned.

AMENDMENTS
18. The undersigned agrees that you shall have the right to amend this Agreement, by modifying or rescinding any of its existing provisions or by adding any new provision. Any such amendment shall be effective as of a date to be established by you, which shall not be earlier than thirty days after you send notification of any such amendment to the undersigned.

SEPARABILITY
19. If any provision or condition of this agreement shall be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, such invalidity or unenforceability shall attach only to such provision or condition. The validity of the remaining provisions and conditions shall not be affected thereby and this agreement shall be carried out as if any such invalid or unenforceable provision or condition were not contained herein.

HEADINGS ARE DESCRIPTIVE
20. The heading of each provision hereof is for descriptive purposes only and shall not be deemed to modify or qualify any of the rights or obligations set forth in each such provision.

CMA, CBA, AND WCMA CLIENTS MAY HAVE ALREADY SIGNED AND RETURNED THIS AGREEMENT. IF SO, PLEASE DISREGARD.

BY SIGNING THIS AGREEMENT, THE UNDERSIGNED ACKNOWLEDGES: (1) THAT, IN ACCORDANCE WITH PARAGRAPH 13, THE UNDERSIGNED IS AGREEING IN ADVANCE TO ARBITRATE ANY CONTROVERSIES THAT MAY ARISE WITH YOU; (2) THAT, PURSUANT TO PARAGRAPH 10 ABOVE, CERTAIN OF THE UNDERSIGNED'S SECURITIES MAY BE LOANED TO YOU OR LOANED OUT TO OTHERS; AND (3) RECEIPT OF A COPY OF THIS AGREEMENT.


-------------------------------------------------------
Signature                                   Date

Title
     --------------------------------------------------
          (For special accounts, example:  Trustee)

Signature                                   Date

Title
     --------------------------------------------------
          (Second party if joint account; co-trustee)

Signature                                   Date

Title
     --------------------------------------------------
          (Second party if joint account; co-trustee)

Account No.:
            -------------------------------------------

SHORT SALES AND SHORT SALES AGAINST THE BOX

The market values of securities which are sold "short" by a client are adjusted daily for credit purposes by a process called "marking to the market." "Short sales against the box" are treated in exactly the same way as short sales. The market values of all securities sold short in your account, including securities sold "short against the box," are treated as a debit for the purpose of calculating interest charges. In other words, the closing market value of the securities that were sold "short against the box" is determined each business day and depending upon whether the market value increased or decreased, the change in the market value is either added to the net debit balance or subtracted from the net credit balance in order to calculate interest charges. The market value of long securities in your account against which a short sale is made is not included in the computation of interest charges. It the total market value increases, then the debit adjustment to the net balance will increase by the same amount for the calculation of interest charges. Conversely, if the total market value of the securities sold short decreases, then the debit adjustment to the net balance will also decrease by a like amount for the calculation if interest charges.

Please note that these upward or downward adjustments of balances are for credit calculation purposes only. Except as noted in the following section, "Sales Not Long and Employee Stock Option Exercises," in computing interest charges, we offset any credit balance in any of your securities accounts with us standing in the same name.

SALES NOT LONG AND EMPLOYEE STOCK OPTION EXERCISES

You may have the occasion to sell securities that you own but have not yet placed into your account. The securities must be delivered to Merrill Lynch by the settlement date of the transaction. Any credit resulting from the proceeds of such a sale will not be used as an offset in computing interest charges until the securities you sold are actually received into your account in good deliverable form.

The exercise of an employee stock option may include either (1) a loan to you by Merrill Lynch for the amount of the exercise price, together with any additional tax withholding, up to the maximum amount that may be obtained under federal law, currently 50% of the value of most equity securities; or (2) an advance of funds for the amount of the exercise price, together with any additional tax withholding up to the net sales proceeds to be received if you are exercising an option and concurrently selling the securities. In computing interest charges, any credit resulting from the proceeds of such a sale will not be used as an offset until the securities to be obtained on the exercise of your employee stock option are actually received into your account in good deliverable form.

OPTIONS

Options can be traded in an account with the Investor CreditLine service and can be used to hedge a leveraged position. Options cannot be purchased or sold on credit or borrowed against for purchases. No credit can be extended on options held. Writers of options, other than certain covered call writers and certain writers of cash-secured puts, must comply with the applicable initial equity and maintenance requirements that are set by Merrill Lynch, subject to minimum requirements imposed by the Federal Reserve Board and by securities and options exchanges and other self-regulatory organizations. These requirements vary depending on the underlying interest and the number of option contracts sold. Merrill Lynch, the Federal Reserve Board, the securities and options exchanges and other self-regulatory organizations may increase these requirements at any time.

In addition, certain position limits and additional initial equity and maintenance requirements may be imposed from time to time by Merrill Lynch without prior notice. If these limits and additional requirements are not met, Merrill Lynch will close out sufficient option contracts to bring the account into compliance with them. Furthermore, options trading must be approved in advance by Merrill Lynch and additional documents are necessary. Options transactions involve certain risks and are not appropriate for every investor. Contact your Financial Consultant for more specific information.

LIENS AND ADDITIONAL COLLATERAL

Any securities or other property in any of your accounts with us are collateral for any debit balances in any of your accounts. A lien is created by these debits to secure the amount owed to us. We retain the right to require additional collateral any time we deem it necessary for our protection. These maintenance calls can be met by the prompt delivery of either additional acceptable securities or cash.

In accordance with the terms of our Client Agreement, should the equity in your account(s) fall below our minimum maintenance requirements for the Investor CreditLine service, securities in your account(s) may be sold to reduce or satisfy your debit balance. At present our minimum maintenance requirement for stocks eligible for the Investor CreditLine service is 30% of their current market value or $3 a share, whichever is greater. As to our minimum requirements for other types of securities or transactions, we suggest that you refer to this booklet and contact your Financial Consultant.(1)

TRUTH IN LENDING DISCLOSURE STATEMENT

Since it is to your advantage to know as much as possible about the terms and conditions under which we extend credit to you, we have highlighted key information below. In addition, this booklet explains trading on credit and describes our general requirements for the Investor CreditLine service.

Interest will be charged, for any credit extended to you for the purpose of buying, trading or carrying any securities, or you may simply want to borrow cash on the collateral of your securities for a non-securities purpose. An interest charge will be made to your account for each period during which credit was extended to you in your account.

RATES
The "Base Lending Rate" will be used for determining interest rates to be charged on credit extended to you. Merrill Lynch will set the Base Lending Rate, which will be adjusted from time to time, with reference to commercially recognized interest rates. The rates at which interest is charged on funds borrowed through the Investor CreditLine Service are based on a sliding scale of percentages added to the current Base Lending Rate.

           On Daily Debit                    Schedule of
            Balances of:                      Percentage
                                                Added
                                             to the BLR:
                                          Effective 7/1/97
$             0 - $49,999                      2.625%
$        50,000 - $99,999                      1.625%
$      100,000 - $499,999                      0.750%
$      500,000 - $999,999                      0.625%
$  1,000,000 - $4,999,999                      0.500%
$  5,000,000 - $9,999,999                      0.375%
            $10,000,000 +                      0.250%

Your statement of account will indicate the specific interest rate applied, the average daily debit balance of your account, the number of days during which a debit balance was outstanding in your account and the actual interest charge made for the charge period. For each charge period in which there is a change in the base lending rate, your statement of account will separately itemize that information with respect to each rate of interest that was applied to your account during the charge period. The foregoing rates may be varied in individual situations, as warranted, at Merrill Lynch's discretion. Each affected client will receive prior notification thereof.

ADJUSTMENT OF RATE WITHOUT PRIOR NOTICE
The rate of charge applicable to your account is subject to change without prior notice in accordance with changes in the Base Lending Rate. If there is a change in the Base Lending Rate during the charge period, the rate of interest applied to your account will automatically be increased or decreased accordingly for the remainder of the charge period or until another change in the Base Lending Rate occurs. If your rate is to be changed for any other reason, you will receive at least thirty (30) days written notice prior to such change.

CHARGE PERIOD
The period for which interest charges are made runs from the last Friday of each month up to and including the last Thursday of the following month. There are three variations to this: (1) if the last Friday of the month is a holiday, then the interest charge period will end one business day earlier; (2) in December, the interest charge period will end on the next-to-last business day of the year (and the interest charge period for January of the following year will begin on the last business day of the year); and (3) for accounts that receive calendar month-end statements, the interest charge period runs from the last business day of the calendar month up to and including the next-to-last business day of the following calendar month.

The interest charge period parallels the monthly statement period, except that interest for the final day of the statement period will be carried over and reflected on the next month's statement. The final day of the statement period is the last business Friday of the month, except (1) if that Friday is a holiday, the final day of the statement period is the prior business day; (2) in December, when the final day of the statement period is the last business day of the prior year; and (3) for accounts that receive calendar year-end statements, the final day of the statement period is the last business day of the calendar month.

The average debit balance entry that will appear on your statement is calculated based upon the number of days on which there was a debit balance in your account and not on the total number of days in either the charge period or the statement period.

COMPUTATION OF CHARGES
At the close of each charge period during which credit was extended to you through your Investor CreditLine service, an interest charge is computed by multiplying the average daily debit balance by the applicable schedule rate and by the number of days during which a debit balance was outstanding and then dividing by 360. If there has been a change in the Base Lending Rate, separate computations will be made with respect to each rate of charge for the appropriate number of days at each rate during the charge period. The interest charge for the charge period is due and payable at the close of the charge period. The exact amount due may be obtained from the Merrill Lynch office servicing your account. If you do not pay the interest charge at the close of the charge period, it will pay the interest charge at the close of the charge period, it will be added to the opening debit balance for the next charge period. Our Investor CreditLine agreements with our clients using the investor CreditLine service are governed by the laws of the State of New York, where Merrill Lynch maintains its principal place of business.

--------
    (1) (C) 1997 Merrill Lynch, Pierce, Fenner & Smith Incorporated. Printed in the U.S.A. Member, Securities Investor Protection Corporation (SIPC). Investor CreditLine is a service mark of Merrill Lynch & Co., Inc.